Exhibit 99.5

MEDICUS PHARMA LTD. APPOINTS FAISAL MEHMUD, MD,
MRCP AS CHIEF MEDICAL OFFICER

PROMOTES EDWARD BRENNAN, MD, FACS TO CHIEF SCIENTIFIC
OFFICER & HEAD OF R&D PROGRAM

Toronto, Ontario & Philadelphia, PA - November 18, 2024 - Medicus Pharma Ltd (NASDAQ: MDCX TSXV: MDCX) (the "Company") is pleased to announce the appointment of Faisal Mehmud, MD as Chief Medical Officer.

"We are thrilled to welcome Dr. Mehmud to our leadership team," stated Dr. Raza Bokhari, Exec. Chairman & CEO. "Faisal has a proven track record in integrating cutting-edge science with practical, evidence-based medical strategies to develop partnerships and launch high impact therapies. We aim to capitalize on his experience and expertise to expand our drug development pipeline and foster collaboration with strategic partners to bring to market our novel non-invasive patented dissolvable doxorubicin-containing microneedle array (D-MNA) to treat non melanoma skin cancer, especially basal cell carcinoma."

Dr. Mehmud brings over 20 years of global experience as a senior medical executive in clinical development, medical affairs, and drug safety across various therapeutic areas, including oncology, hematology, rare diseases, and primary care. He has played a central role in multiple successful launches of new medicines and has spearheaded innovative global medical lifecycle management strategies including for small molecules, antibodies, cell therapies and cytotoxic chemotherapies. His expertise encompasses late-phase development, product launch, and the seamless integration of new therapies into treatment pathways, all with a focus on improving patient outcomes through forward thinking clinical development plans. Dr. Mehmud's career includes senior roles at leading pharmaceutical companies such as Sanofi, Novartis, Bristol Myers Squibb (BMS), Pfizer, and GlaxoSmithKline (GSK) based in London, Paris and Philadelphia.

Most recently, Dr. Mehmud was the Senior Vice President, Data Generation and Scientific Communications in Worldwide Global Medical Affairs at GlaxoSmithKline (LSE/NYSE:GSK), which included leadership of medical affairs sponsored and supported, interventional and non-interventional clinical trials. Before GSK, Dr. Mehmud was with Pfizer Inc. (NYSE: PFE), where he served in various roles including as Vice President and Worldwide Medical Franchise Head for Precision Medicine and Early Oncology Development, advancing the precision medicine oncology portfolio in a variety of tumor types, and supporting early-stage oncology projects moving from early clinical development to full development and market readiness, effectively bridging scientific innovation with commercial strategy.

Dr. Mehmud has also held leadership roles at Bristol Myers Squibb (NYSE: BMY), including as Vice President in global drug safety, where he oversaw the safety risk management of complex therapies, including antibody-based treatments and cellular therapies.

Dr. Mehmud completed a medical degree from the University of Cambridge, as well as diplomas in internal medicine and pharmaceutical medicine from the Royal College of Physicians and holds a medical license with the UK General Medical Council.

The company also announced the promotion of Edward J. Brennan, MD, FACS, to Chief Scientific Officer and Head of R&D program. Dr. Brennan, who was mostly recently the company's Chief Medical Officer, is a veteran pharmaceutical industry leader with extensive experience in all phases of clinical development across multiple therapeutics areas.

"Dr. Brennan as a co-founder of the company, has been instrumental in identifying our lead asset D-MNA and designing the clinical development program to position us to not only become the first in class but also the best-in-class novel therapeutic alternative to treat BCC" stated Dr. Raza Bokhari, Exec. Chairman & CEO. "Ed is an accomplished biopharmaceutical executive and his elevation to the role of Chief Scientific officer is very timely as we strengthen our executive team and gallop forward our D-MNA phase 2 study."

Dr. Brennan has over 30 years of drug development experience. He has held senior medical leadership roles at major companies, including Wyeth, GlaxoSmithKline, and IndiPharm. As Medical Director at Wyeth and GSK, Dr. Brennan led clinical development programs that resulted in 10 FDA drug approvals. He oversaw teams responsible for all phases of clinical research as well as interactions with regulatory authorities. His therapeutic expertise includes Immunology, Oncology, Women's Health, and Genetic Diseases. Before industry roles, Dr. Brennan practiced medicine as a general surgeon.

Dr. Brennan received his undergraduate Bachelor of Science Degree in Pharmacy from Philadelphia College of Pharmacy and Science. He went on to study Medicine at the Royal College of Surgeons in Ireland before receiving his medical degree from Temple University School of Medicine.

For further information contact:

Carolyn Bonner, President

(610) 636-0184

cbonner@medicuspharma.com

Jeremy Feffer

LifeSci Advisors

(212) 915-2568

jfeffer@lifesciadvisors.com

About Medicus Pharma Ltd:

Medicus Pharma Ltd. (Nasdaq: MDCX, TSXV: MDCX) is a biotech/life sciences company focused on accelerating the clinical development programs of novel and disruptive therapeutics assets.

SkinJect Inc. a wholly owned subsidiary of Medicus Pharma Ltd, is a development stage, life sciences company focused on commercializing novel, non-invasive treatment for basal cell skin cancer using patented dissolvable microneedle patch to deliver chemotherapeutic agent to eradicate tumors cells. The Company has completed a phase 1 safety & tolerability study (SKNJCT-001) in March of 2021, which met its primary objective of safety and tolerability; the study also describes the efficacy of the investigational product D-MNA, with six (6) participants experiencing complete response on histological examination of the resected lesion. The Company submitted a Phase 2 IND clinical protocol to the FDA in January 2024 for a randomized, controlled, double-blind, multicenter clinical study (SKNJCT-003) that is expected to randomize up to 60 patients. The study is designed to evaluate the efficacy of two dose of two dose levels (100 and 200 ug) of D-MNA compared to placebo (P-MNA) in subjects with nodular BCC. Patient recruitment is currently underway in nine sites across the United States.

Cautionary Notice on Forward-Looking Statements

Certain information in this news release constitutes "forward-looking information" under applicable securities laws. "Forward-looking information" is defined as disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action and includes, without limitation, statements regarding the Company's plans and expectations concerning its business and operations, financial performance, strategic initiatives, product development, and the leadership transition. Forward-looking statements are often but not always, identified by the use of such terms as "may", "might", "will", "will likely result", "would", "should", "estimate", "plan", "project", "forecast", "intend", "expect", "anticipate", "believe", "seek", "continue", "target" or the negative and/or inverse of such terms or other similar expressions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including those risk factors described in the Company's public filings on SEDAR+ and on EDGAR, which may impact, among other things, the trading price and liquidity of the Company's common shares. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Readers are cautioned that the foregoing list is not exhaustive and readers are encouraged to review the Company's long form prospectus accessible on the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

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